U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On May 16, 2023, the Registrant issued (i) a press release reporting the consolidated financial statements for the year ended December 31, 2022, (ii) a press release reporting the unaudited financial results for the three months ended March 31, 2023, and (iii) a press release reporting the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission. The Company's financial statements and related financial information for the three months ended March 31, 2023 are unaudited or have not been reviewed by the Company's independent registered accountant. These financial results could differ materially if they were reviewed by the Company’s independent registered accountant.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release reporting the consolidated financial statements for the year ended December 31, 2022, dated May 16, 2023
99.2	Press release reporting the unaudited financial results for the three months ended March 31, 2023, dated May 16, 2023
99.3	Press release reporting the filing of its annual report on Form 20-F for the fiscal year ended December 31, 2022, dated May 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Co-Chief Executive Officer

Dated: May 16, 2023

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